Canada Goose Reports Results for the
Fiscal Year Ended March 31, 2017 and
Provides Fiscal 2018 and Long-Term Outlook
Fiscal Year 2017 Highlights (Compared to Fiscal 2016, in Canadian dollars):

•	Total revenue increased 38.8% to $403.8 million

•	Gross margin expanded 240 basis points to 52.5%

•	Net income was $21.6 million, or $0.21 per share

•	Adjusted EBITDA was $81.0 million, an increase of $26.7 million, or 49.2%

•	Adjusted EBITDA margin expanded 140 basis points to 20.1%

•	Adjusted net income increased 46.6% to $44.1 million, or $0.43 per share on 102.0 million diluted shares outstanding and $0.41 per pro forma diluted share
Fiscal 2017 Fourth Quarter Highlights (Compared to the prior year period, in Canadian dollars):

•	Total revenue increased 21.9% to $51.1 million

•	Gross margin expanded 950 basis points to 54.4%

•	Net loss was $23.4 million, or $0.23 per share

•	Adjusted EBITDA was $(11.4) million, an increase in loss of 49.2%

•	Adjusted net loss was $14.7 million, or $0.15 per share
Significant Achievements in Fiscal 2017:

•	Third consecutive year of double-digit revenue growth and adjusted EBITDA expansion

•	Opened first retail stores in Toronto and New York

•	Opened e-commerce sites in France and the United Kingdom

•	Successfully completed initial public offering in March 2017

TORONTO, ON (June 2, 2017) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) today announced financial results for its fourth fiscal quarter and fiscal year ended March 31, 2017. The Company's Annual Report, including Management's Discussion and Analysis for the three month period and fiscal year ended March 31, 2017 and Audited Consolidated Financial Statements for the fiscal year ended March 31, 2017 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 20-F) at www.sec.gov. and posted on the Company's web site at investor.canadagoose.com.
“I am very pleased to report a strong finish to a year that included outstanding growth and significant accomplishments as we continue to build an enduring legacy. The year marked several milestones for us: we continued our rapid top and bottom line growth, opened our first two flagship retail stores - both of which far surpassed our expectations, solidified our position as a three-season brand by introducing our strongest Spring collection yet, and began our journey as a public company,” said Dani Reiss, President and CEO of Canada Goose.

“The fourth quarter represented a strong finish to an excellent year of growth, highlighted by a 22% increase in revenue, reflecting exceptional direct-to-consumer performance, which more than offset the shift in wholesale shipments to the third quarter and drove a 950 basis point expansion in gross margin. For the year, we grew revenue by 39% reflecting strong double digit growth across all geographies, increased gross margin by 240 basis points, and delivered $0.21 earnings per diluted share and a 47% increase in adjusted net income per diluted share,” Mr. Reiss continued. “I believe our strong performance in fiscal 2017 clearly demonstrates the tremendous power of the Canada Goose brand and continued demand for our best-in-class products around the globe, as well as our ability to deliver products of the highest quality, craftsmanship and functionality. This, combined with our disciplined approach to managing the business, will be instrumental as we continue to execute our long-term growth strategy and drive increased value for our stakeholders and customers.”

Fiscal Year 2017 Results (in Canadian dollars, compared to Fiscal Year 2016 results):

•	Total revenue increased by 38.8% to $403.8 million from $290.8 million in fiscal 2016.

◦	Wholesale revenues increased to $288.5 million from $257.8 million in fiscal 2016.

◦	Direct-to-consumer (DTC) revenue, which includes e-commerce sales and company-owned retail store sales, increased to $115.2 million from $33.0 million in fiscal 2016.

•	Constant currency revenue increased by 41.6%

•	Gross profit increased to $212.1 million from $145.6 million in fiscal 2016. As a percentage of total revenue, gross profit was 52.5% compared to 50.1% in fiscal 2016

◦	Wholesale gross profit increased by $3.7 million from $121.4 million to $125.1 million, and gross margin was 43.3% compared to 47.1%.

◦	DTC gross profit increased to $87.0 million from $24.2 million, and gross margin increased from 73.3% to 75.5%.

•
SG&A was $165.0 million compared to $100.1 million in fiscal 2016, and as a percentage of total revenue was 40.9% compared to 34.4% in fiscal 2016. Fiscal year 2017 SG&A included $32.1 million of net non-recurring expenses, primarily related to the IPO.

•
Net interest and other financing costs were $10.0 million in fiscal 2017 and included a gain on revaluation of the term loan of $5.9 million, interest payments on the related party subordinated debt of $3.9 million, and deferred financing charges of $2.1 million written off in the fourth quarter due to the partial repayment of the term loan.

•	Net income for fiscal 2017 was $21.6 million compared to net income of $26.5 million in fiscal 2016.

•	Adjusted EBITDA for fiscal 2017 increased by 49.2% to $81.0 million from $54.3 million in fiscal 2016.

•
Net income per diluted share for fiscal 2017 was $0.21 based on 102.0 million shares outstanding. This compares to net income per diluted share of $0.26, based on 101.7 million shares outstanding in fiscal 2016.

•
Adjusted diluted net income per share for fiscal 2017, which excludes net non-recurring expenses, was $0.43, based on 102.0 million shares outstanding. This compares to Adjusted net income per share of $0.30, based on 101.7 million shares outstanding in fiscal 2016. Adjusted diluted net income per pro forma share for fiscal 2017, which includes the effect of the IPO in the calculation of diluted number of shares outstanding as if the IPO had occurred at the beginning of fiscal 2017, was $0.41.

•
The Company ended fiscal 2017 with $9.7 million in cash and cash equivalents, compared to $7.2 million at the end of fiscal 2016. Inventory at the end of fiscal 2017 increased by 5.0% to $125.5 million compared to $119.5 million at the end of fiscal 2016.

Fiscal 2017 Fourth Quarter Results (in Canadian dollars, compared to the same period in Fiscal 2016):

•	Total revenue increased by 21.9% to $51.1 million from $41.9 million in the fourth quarter of fiscal 2016.

◦	Wholesale revenue was $14.6 million as compared to $28.6 million in the fourth quarter of fiscal 2016.

◦	DTC revenue, which includes e-commerce sales and company-owned retail store sales, increased to $36.5 million from $13.3 million in the fourth quarter of fiscal 2016.

•	Constant currency revenue increased by 27.0%

•
Gross profit increased to $27.8 million from $18.8 million in the fourth quarter of fiscal 2016. As a percentage of total revenue, gross profit was 54.4% compared to 44.9% in the fourth quarter of fiscal 2016.

◦	Wholesale gross profit was $0.1 million as compared to $9.7 million in the fourth quarter of fiscal 2016.

◦	DTC gross profit increased to $27.6 million from $9.1 million in the fourth quarter of fiscal 2016.

•
SG&A was $54.7 million compared to $27.3 million in the fourth quarter of fiscal 2016, and as a percentage of total revenue was 107.0% compared to 65.0% in the fourth quarter of fiscal 2016. Fourth quarter 2017 SG&A included $15.2 million of net non-recurring expenses, primarily related to the IPO.

•	Net loss for the fourth quarter was $23.4 million compared to a net loss of $9.2 million in the fourth quarter of 2016.

•	Adjusted EBITDA was $(11.4) million compared to $(7.6) million in the fourth quarter of fiscal 2016.

•
Net loss per diluted share for the fourth quarter of fiscal 2017 was $0.23, based on 103.2 million shares outstanding. This compares to net loss per share of $0.09, based on 101.8 million shares outstanding in the fourth quarter of fiscal 2016.

•
Adjusted net loss per share for fourth quarter of fiscal 2017 was $0.15, based on 103.2 million shares outstanding compared to adjusted net loss per share of $0.08, based on 101.8 million shares outstanding in the fourth quarter of fiscal 2016.

Fiscal 2018 and Long-Term Outlook

The Company expects the execution of its growth strategies to continue to drive increases in revenue, adjusted EBITDA and Adjusted net income per share over the next three fiscal years, including, on average:

•	Annual revenue growth on a percentage basis in the mid-to-high teens

•	Adjusted EBITDA margin expansion in excess of 75 basis points per year

•	Growth in Adjusted net income per diluted share of approximately 20 percent per year

The Company's fiscal 2018 outlook is consistent with its long-term trajectory. For fiscal 2018 the Company's expectations include:

•	Revenue growth on a percentage basis in the mid-to-high teens

•
On a two-year basis, over fiscal 2017 and fiscal 2018, the Company expects Adjusted EBITDA margin to expand an average of 75 basis points per year consistent with its long term outlook. Given the highly-profitable, partial-year operations of the two high-volume retail stores opened in fiscal 2017, the Company expects flat to modestly expanding Adjusted EBITDA margin in fiscal 2018 as these two stores see a normalization of profitability versus only operating in their most profitable period in fiscal 2017 and the Company continues to expand its retail footprint.

•
Adjusted net income per diluted share in line with the Company's long-term expectations, when compared to adjusted net income per pro forma diluted share in fiscal 2017.  Over the two-year period from fiscal 2016 through fiscal 2018, Adjusted net income per diluted share is expected to grow an average of more than 25% per year.

•	The weighted average diluted shares outstanding is expected to approximate 110 million for fiscal 2018

Conference Call Information

A conference call to discuss fourth quarter and full year fiscal 2017 results is scheduled for today, June 2, 2017, at 9:00 a.m. Eastern Time. Dani Reiss, President and CEO and John Black, Chief Financial Officer will host the conference call. Those interested in participating in the call are invited to dial (877) 201-0168 or (647) 427-2311 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference

Conference ID 9286288 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 1,600 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.

Note Regarding Non-IFRS Financial Measures
This press release includes references to constant currency, Adjusted net income (loss), EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted net income (loss) per share and per diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS. The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are reconciled to the most comparable IFRS measures in the tables at the end of this press release.
A reconciliation of projected Adjusted EBITDA margin, Adjusted net income and Adjusted diluted net income per share, which are forward-looking measures that are not prepared in accordance with IFRS, to the most directly comparable IFRS financial measures, is not provided because we are unable to provide such reconciliation without unreasonable effort. The inability to provide a quantitative reconciliation is due to the uncertainty and inherent difficulty predicting the occurrence, the financial impact and the periods in which the components of the applicable IFRS measures and non-IFRS adjustments may be recognized. The IFRS measures may include the impact of such items as non-cash share-based compensation, revaluation of the carrying value of our indebtedness, amortization of intangible assets and the tax effect of such items, in addition to other items we have historically excluded from Adjusted EBITDA, Adjusted net income and Adjusted net income per diluted share. We expect to continue to exclude these items in future disclosures of these non-IFRS measures and may also exclude other similar items that may arise in the future (collectively, “non-IFRS adjustments”). The decisions and events that typically lead to the recognition of non-IFRS adjustments are inherently unpredictable as to if or when they may occur. As such, for the fiscal year ended March 31, 2018 and for our three-year outlook, we have not included estimates for these items and are unable to address the probable significance of the unavailable information, which could be material to future results.
Constant Currency Revenue
Because we are a global company, the comparability of our revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These rate fluctuations can have a significant effect on our reported results. As such, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current year and prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the average exchange rate over the respective prior period as measured by the

Bank of Canada. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses.

Cautionary Note Regarding Forward-Looking Statements

The foregoing financial information for the fourth quarter of fiscal 2017 and fiscal year ending March 31, 2017 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.

This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  These forward-looking statements address various matters including our growth plans and anticipated financial performance for fiscal 2018 as well as over the coming three fiscal years, which are set forth under the heading Fiscal 2018 and Long-Term Outlook.  Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry trends, our business plan and growth strategies, our expectations regarding seasonal trends, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, as well as the risks identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017, which will be filed with the Securities and Exchange Commission, and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, as well as the other information we file with the SEC and Canadian securities regulatory authorities, including under the heading "Risk Factors" in our final prospectus filed with SEC under Rule 424(b)(4) on March 16, 2017.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Statement of Income and Comprehensive Income (Loss) (unaudited)
CAD $000s (except per share data)	Three months ended March 31, 2017	Three months ended March 31, 2016	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2016
Statement of Operations Data:
Revenue	51,096	41,921	403,777	290,830
Cost of sales	23,306	23,099	191,709	145,206
Gross profit	27,790	18,822	212,068	145,624
Gross margin	54.4%	44.9%	52.5%	50.1%
Selling, general and administrative expenses	54,695	27,252	164,965	100,103
Depreciation and amortization	1,700	982	6,601	4,567
Operating income (loss)	(28,605)	(9,412)	40,502	40,954
Net interest and other finance costs	1,342	1,979	9,962	7,996
Income (loss) before income tax	(29,947)	(11,391)	30,540	32,958
Income tax expense (recovery)	(6,516)	(2,189)	8,900	6,473
Effective tax rate	21.8%	19.2%	29.1%	19.6%
Net income (loss)	(23,431)	(9,202)	21,640	26,485
Other comprehensive gain (loss)	119	(692)	(610)	(692)
Total comprehensive income (loss)	(23,312)	(9,894)	21,030	25,793
Earnings (loss) per share
Basic	$(0.23)	$(0.09)	$0.22	$0.26
Diluted	$(0.23)	$(0.09)	$0.21	$0.26
Weighted average number of shares outstanding
Basic	101,062,660	100,000,000	100,262,026	100,000,000
Diluted	103,155,814	101,808,379	102,023,196	101,692,301
Other data (unaudited): (1)
EBITDA	(26,664)	(8,139)	48,914	46,870
Adjusted EBITDA	(11,433)	(7,606)	81,010	54,307
Adjusted EBITDA margin	(22.4)%	(18.1)%	20.1%	18.7%
Adjusted net income (loss)	(14,704)	(8,398)	44,147	30,122
Adjusted net income (loss) per share	$(0.15)	$(0.08)	$0.44	$0.30
Adjusted net income (loss) per diluted share	$(0.15)	$(0.08)	$0.43	$0.30

Consolidated Statements of Financial Position As at March 31 (in thousands of Canadian dollars) (unaudited)
	2017	2016
Assets	$	$
Current assets
Cash	9,678	7,226
Trade receivables	8,710	16,387
Inventories	125,464	119,506
Income taxes receivable	4,215	—
Other current assets	15,156	11,613
Total current assets	163,223	154,732

Deferred income taxes	3,998	3,642
Property, plant and equipment	36,467	24,430
Intangible assets	131,912	125,677
Goodwill	45,269	44,537
Total assets	380,869	353,018

Liabilities
Current liabilities
Accounts payable and accrued liabilities	58,223	38,451
Provisions	6,046	3,125
Income taxes payable	—	7,155
Current portion of long-term debt	—	1,250
Total current liabilities	64,269	49,981

Provisions	9,526	8,554
Deferred income taxes	10,888	12,769
Revolving facility	—	—
Term loan	6,642	—
Credit facility	139,447	52,944
Subordinated debt	—	85,306
Other long-term liabilities	3,929	762
Total liabilities	234,701	210,316

Shareholders’ equity	146,168	142,702
Total liabilities and shareholders’ equity	380,869	353,018

Consolidated Statements of Cash Flows For the years ended March 31 (in thousands of Canadian dollars) (unaudited)
	2017	2016
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	21,640	26,485
Items not affecting cash
Depreciation and amortization	8,521	5,916
Income tax expense	8,900	6,473
Interest expense	11,770	7,851
Unrealized gain on forward exchange contracts	(94)	(5,366)
Unrealized foreign exchange gain	(121)	—
Write off deferred financing charges on debt repaid	3,919	—
Revaluation of term loan for change in interest rate	(5,935)	—
Share-based compensation	3,274	500
Loss on disposal of assets	145	486
Changes in non-cash operating items	19,866	(37,848)
Income taxes paid	(20,238)	(3,669)
Interest paid	(12,317)	(7,270)
Net cash from (used in) operating activities	39,330	(6,442)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(15,798)	(15,070)
Investment in intangible assets	(10,471)	(6,772)
Business combination	(710)	—
Net cash used in investing activities	(26,979)	(21,842)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility, net of deferred financing charges of $2,479	41,277	—
Borrowings on credit facility	—	25,902
Repayments of credit facility	(55,203)	(1,250)
Recapitalization transactions:
Borrowings on term loan, net of deferred financing charges of $3,329 and original issue discount of $2,170	212,614	—
Repayment of subordinated debt	(85,306)	—
Redemption of Class A senior preferred shares	(53,144)	—
Redemption of Class A junior preferred shares	(4,063)	—
Return of capital on Class A common shares	(698)	—
Redemption of Class B common and preferred shares	(63,576)	—
Public share offering:
Net proceeds of issue of subordinate voting shares, after underwriting commission of $7,239	100,000	—
Share issue costs paid	(1,872)	—
Repayment of revolving facility	(35,043)	—
Repayment of term loan	(65,031)	—
Exercise of stock options	146	—
Issuance of Class A junior preferred shares	—	1,976
Issuance of subordinated debt	—	2,964
Net cash from (used in) financing activities	(9,899)	29,592
Increase in cash	2,452	1,308
Cash, beginning of year	7,226	5,918
Cash, end of year	9,678	7,226

Reconciliation of Non-IFRS Measures
The tables below represent a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to Net Income for the periods presented:

CAD$000s (unaudited)	Three months ended March 31, 2017	Three months ended March 31, 2016	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2016
Net income (loss)	$(23,431)	(9,202)	$21,640	$26,485
Add the impact of:
Income tax expense (recovery)	(6,516)	(2,189)	8,900	6,473
Net interest and other finance costs	1,342	1,979	9,962	7,996
Depreciation and amortization	1,941	1,273	8,412	5,916
EBITDA	(26,664)	(8,139)	48,914	46,870
Add the impact of:
Bain Capital management fees (a)	8,726	445	10,286	1,092
Transaction costs (b)	4,418	291	10,042	299
Unrealized (gain)/loss on derivatives (c)	—	(4,422)	4,422	(4,422)
Unrealized foreign exchange gain on Term loan (d)	(1,663)	—	(102)	—
International restructuring costs (e)	—	4,002	175	6,879
Share-based compensation (f)	3,386	125	5,922	500
Agent terminations and other (g)	—	92	—	3,089
Non-cash rent expense (h)	364	—	1,351	—
Adjusted EBITDA	$(11,433)	(7,606)	$81,010	$54,307

CAD$000s (unaudited)	Three months ended March 31, 2017	Three months ended March 31, 2016	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2016
Net income (loss)	$(23,431)	$(9,202)	$21,640	$26,485
Add the impact of:
Bain Capital management fees (a)	8,726	445	10,286	1,092
Transaction costs (b)	4,418	291	10,042	299
Unrealized (gain)/loss on derivatives (c)	—	(4,422)	4,422	(4,422)
Unrealized foreign exchange gain on term loan (d)	(1,663)	—	(102)	—
International restructuring costs (e)	—	4,002	175	6,879
Share-based compensation (f)	3,386	125	5,922	500
Agent terminations and other (g)	—	92	—	3,089
Non-cash rent expense (h)	364	—	1,351	—
Amortization on intangible assets acquired by Bain Capital (i)	543	543	2,175	2,175
Non cash revaluation of carrying value related to change in underlying interest rate (j)	(5,934)	—	(5,934)	—
Total adjustments	9,840	1,076	28,337	9,612
Tax effect of adjustments	(1,113)	(272)	(5,830)	(2,431)
Tax effect of one-time intercompany transaction (k)	—	—	—	(3,544)
Adjusted net income (loss)	$(14,704)	$(8,398)	$44,147	$30,122

(a)
Represents the amount paid pursuant to the management agreement with Bain Capital for ongoing consulting and other services. In connection with the Initial Public Offering ("IPO") on March 21, 2017, the management agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital will no longer receive management fees from the Company.

(b)
In connection with the IPO, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.

(c)
Represents unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows will occur is more appropriate.

(d)	Represents non-cash unrealized (gains) losses on the translation of the Term Loan Facility from USD to CAD.

(e)
Represents expenses incurred to establish our European headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(f)	Represents non-cash share-based compensation expense. Adjustments in fiscal 2017 reflected management’s estimate that certain tranches of outstanding option awards would vest.

(g)
Represents accrued expenses related to termination payments to be made to our third party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.

(h)	Represents non-cash amortization charges during pre-opening periods for new store leases.

(i)
As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years, and will expire in the third quarter of fiscal 2018.

(j)
We repaid the Term Loan Facility using a portion of the proceeds of the IPO, which resulted in a change to our prospective underlying interest rate and caused a remeasurement of the carrying value of the debt by calculating the net present value using the revised estimated cash flows for both the repayment and change in interest rate and original effective interest rate. The result was a non-cash gain of $5.9 million recorded in net interest and other finance costs.

(k)
During fiscal 2016, we entered into a series of transactions whereby our wholly-owned subsidiary, Canada Goose International AG, acquired the global distribution rights to our products. As a result, there was a one-time tax benefit of $3.5 million recorded during the year.

Net income per pro forma diluted share and adjusted net income per pro forma diluted share (unaudited)
CAD$000s (except per share data)
Fiscal Year Ended March 31, 2017
Net income per pro forma diluted share
Net income	$21,640

Weighted average number of common shares	100,262,026
Adjustment to weighted average number of common shares outstanding over year	(259,239)
Pro forma for IPO as at 4/1/2016	6,308,154
Pro forma weighted average number of common shares outstanding over the year	106,310,941
Weighted average unexercised stock options	1,761,170
Pro forma weighted average number of diluted shares	108,072,111

Net income per pro forma diluted share	$0.20

Adjusted net income per pro forma diluted share
Adjusted net income	$44,147

Pro forma weighted average number of shares	106,310,941
Weighted average unexercised stock options	1,761,170
Pro forma weighted average number of diluted shares	108,072,111

Adjusted net income per pro forma diluted share	$0.41

ICR, Inc.
Investors:
Allison Malkin/Caitlin Morahan
(203) 682-8200
Allison.Malkin@ICRinc.com/Caitlin.Morahan@ICRinc.com

or

Media:
Jessica Liddell
203-682-8208
Jessica.Liddell@ICRinc.com